UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

IsoPlexis Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

465005106
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 465005106

1.	NAME OF REPORTING PERSON Danaher Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	SOLE VOTING POWER 1,976,791
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 1,976,791
		8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,976,791
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON CO

CUSIP No.: 465005106

1.	NAME OF REPORTING PERSON Danaher Innovation Center LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	SOLE VOTING POWER 1,976,791
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 1,976,791
		8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,976,791
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12.	TYPE OF REPORTING PERSON OO

Item 1.

(a)	Name of Issuer:

The name of the issuer is IsoPlexis Corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive offices is:

IsoPlexis Corporation
35 NE Industrial Road
Branford, CT 06405

Item 2.

(a)	Name of Person Filing:

This schedule is filed by Danaher Corporation, a Delaware corporation (“Danaher”), and its subsidiary, Danaher Innovation Center LLC, a Delaware limited liability company (“DIC”).  Danaher and DIC are collectively referred to herein as the “Reporting Persons.”

(b)	Address of Principal Business Office:

The address of the principal office of each of the Reporting Persons is:

2200 Pennsylvania Avenue, NW
Suite 800W
Washington, DC 20037-1701

(c)	Citizenship:

Danaher is a Delaware corporation.  DIC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number:

465005106

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of the cover page for each Reporting Person.

(b)
The Reporting Persons may each be deemed the beneficial owner of 5.1% of the Common Stock outstanding, based on 38,954,947 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2021.

(c)	(i)	Sole power to vote or direct the vote:

See Item 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or direct the vote:

See Item 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or direct the disposition:

See Item 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or direct the disposition:

See Item 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

DANAHER CORPORATION

By:	/s/ Jose-Carlos Gutierrez-Ramos
Name:	Jose-Carlos Gutierrez-Ramos
Title:	Senior Vice President and Chief Science Officer

DANAHER INNOVATION CENTER LLC

By:	/s/ Jose-Carlos Gutierrez-Ramos
Name:	Jose-Carlos Gutierrez-Ramos
Title:	President

EXHIBIT INDEX
Exhibit No.	Description

99.1	Joint Filing Agreement